SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 0-19916

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[   ] Form N-SAR
         For Period Ended:__________________________________________________
[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
         For the Transition Period Ended:_____________________________
Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identif the item(s) to which the notification relates:_________________________________
_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    TMP  INLAND EMPIRE V, LTD
                        A California Limited Partnership

Former name if applicable

Address of principal executive office (Street and number)
                      801 North Parkcenter Drive, Suite 235

City, state and zip code    Santa Ana, California 92705
                            ---------------------------



                                     PART II
                             RULE 12b-25 (b) AND (c)

                 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c) The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The company is filing the Form 10-Q for the quarter ended June 30, 1998 late due to the administrative burden created by the need for the company to file amended historical reports in order to restate certain historical financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
          Joseph Lesko, Foley & Lardner      619             234-6655

         (Name)                           (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes  [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes  [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached sheet.


(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 TMP INLAND EMPIRE V, LTD.
                                 a California Limited Partnership

                                 By: TMP Investments, Inc., as General Partner

                                         \s\ William O. Passo
                                      By:__________________________________
                                         William O. Passo, President

                                         \s\ Anthony W. Thompson
                                      By:__________________________________
                                         Anthony W. Thompson, Exec. V. P.

                                 By:  TMP Properties, A California General
                                           Partnership as General Partner

                                         \s\ William O. Passo
                                      By:__________________________________
                                         William O. Passo, General Partner

                                         \s\ Anthony W. Thompson
                                      By:__________________________________
                                         Anthony W. Thompson, General Partner

                                         \s\ Scott E. McDaniel
                                      By:__________________________________
                                         Scott E. McDaniel



         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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             The  company is in the  process  of  reviewing  certain  historical financial statements in order to restate these financial statements. Presently, the company is unable to quantify the changes in the financial results of the company until it has quantified the changes in its historical financial statements for the quarter ended June 30, 1998.